Exhibit 99.2

TO HOLDERS OF SECOND-PRIORITY SENIOR SECURED FLOATING RATE NOTES DUE 2009 AND 9 3/8% SENIOR SUBORDINATED NOTES DUE 2012:

Delco Remy International, Inc. is offering upon and subject to the terms and conditions set forth in the Prospectus, dated                     , 2004 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) its Second-Priority Senior Secured Floating Rate Notes Due 2009 and its 9 3/8% Senior Subordinated Notes Due 2012 (together, the “New Notes”), which have been registered under the Securities Act of 1933, as amended, for its Second-Priority Senior Secured Floating Rate Notes Due 2009 and its 9 3/8% Senior Subordinated Notes Due 2012 (all such notes being the “Existing Notes”).

Briefly, you may either:

1. Tender all or some of your Existing Notes, along with a completed and executed Letter of Transmittal, and receive registered New Notes in exchange; or

2. Retain your Existing Notes.

All tendered Existing Notes must be received on or prior to                     , 2004 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Notes and the Letter of Transmittal, please call (212) 212-250-7413 (Attention: Safet Kalabovic) or write Deutsche Bank National Trust Company, 60 Wall Street, 27th Floor, New York, NY 10005 (Attention: Safet Kalabovic).